

October 11, 2007

Ms. Jennifer Barbetta
Chief Financial Officer
Goldman Sachs Hedge Fund Partners, LLC
701 Mount Lucas Road
Princeton, NJ 08540

> **RE: Goldman Sachs Hedge Fund Partners, LLC**
> **Form 10-Q for the period ended June 30, 2007**
> **File No. 0-50723**

Dear Ms. Barbetta:

We have reviewed your response letter dated September 20, 2007, and have the following additional comment. If you disagree, we will consider your explanation as to why our comment is inapplicable.

Form 10-Q for the period ended June 30, 2007

We have read your response to comment 2 in our letter dated September 10, 2007. Given the material risks and uncertainties currently associated with the sub-prime sector, please include the clarifying information provided in your response in future filings as appropriate, particularly your assertion that you are not in a position to quantify for investors your exposure to sub-prime assets.

As appropriate, please respond within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comment. You may contact Jenn Do at (202) 551-3743, or me at (202) 551-3355 if you have questions regarding these comments.

Sincerely,

Terence O'Brien
Branch Chief